Credence Strategy Update Filed Pursuant to Rule 425 Filing Person: Credence Systems Corporation Commission File No.: 000-22366 Subject Company: LTX Corporation Commission File No.: 000-10761

Key Components of a Turnaround
Bottom line heath: our focus for the last 18 months
– Logistical footprint
– Outsourcing
– OPEX Reductions…
– Expected to complete by Q209
Top-line Growth – our next Challenge
– Increase market share
– Expand technology coverage
– Add more customers
Credence Confidential

Bottom Line Health: How Did we Do?
Successful implementation of initiatives
Manufacturing outsourcing on track
Increased presence in Asia
Increased resources for Diamond and ASL
Sold or reduced focus on businesses not core to our
strategy: DCG, Sapphire DPI
Consolidated our footprint: Amerang, St. Etienne,
Ferndown
Paid the first installment of our debt
Maintained a strong cash position
Credence Confidential

Credence Confidential 4 Bottom Line Health: How Did we Do? 2006-Now Break Even Revenue Progression - 20 40 60 80 100 120 140 160 Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Revenue OPEX COGS BER

60%
50%
40%
30%
20%
10%
Top-line Growth: Can It be Done Organically?
Credence Confidential: Do Not Copy or Distribute

Many players.
No major shifts over the long term
CMOS/VRGY short term shift?
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CMOS
VRGY
LTXX
EGLT

Top-line Growth:
Decided to take the un-organic approach
Credence Confidential

Key Details
• Definitive agreement to combine in a strategic merger (6/20/08)
• Merger will create a new test company
• Regulatory and shareholder approvals, integration planning - in process
• Transaction expected to close by  9/30/08
• Separate companies until closing
• Credence Shareholders own 50.02% and LTX shareholders own 49.98%
• Credence Shareholders get .61 shares for every 1 share they own
(.61 shares for every 100)

What Constitutes a Successful Merger Partner
Credence Confidential

• Expands presence in wireless,
consumer, computing, and
automotive
• Enhances customer base &
geographical presence
• Accelerates Credence’s strategy to
address key customer test
challenges
• Enhances presence in RF area
• Extends portfolio in digital and
mixed-signal
• Drives operational synergies and
economies of scale
• Increases R&D capacity through
addition of world-class technical
expertise

Why LTX
Going forward, the focus includes maximizing opportunities for top-line growth
– LTX offers a complementary technology portfolio which expands our opportunities, especially in the RF and mixed-signal technology space
– Combined entity has an enhanced cash position, larger scale, and additive customer base
– Combined company has the financial means and R&D muscle to provide innovative test solutions to further differentiate our offerings
– Complementary customer base
– Company similar to Credence
Culturally good fit for a merger
Credence Confidential

Merger Rationale: LTX Perspective
LTX has focused on bottom line health and profitability
– The work is complete and primary focus now turns to top-line growth and expansion
Benefits of merger with Credence
– Complementary products and customers that expand our reach
– Strong technologies and R&D, for a comprehensive roadmap
– Strong support structure, especially in Asia
– Expands their role with key subcontractors
– Creates a larger company, increasing our impact
– Significant synergies, ability to build a financially stronger company
Credence Confidential

Why Our Customer will Benefit
Increased confidence to conduct business with
– A larger, more financially resilient and stable company
– A company that counts the leading semi providers as its customers
Increased access to technology resulting from strength of the combined product portfolio
– Platforms and IP (SW & instrumentation) to deliver the most cost effective solutions (price and COT)
– Good synergies in customers served
Better support resulting from strategic distribution of resources worldwide
Credence Confidential

Why Our Customer will Benefit
Increased confidence to conduct business with
– A larger, more financially resilient and stable company
– A company that counts the leading semi providers as its customers
Increased access to technology resulting from strength of the combined product portfolio
– Platforms and IP (SW & instrumentation) to deliver the most cost effective solutions (price and COT)
– Good synergies in customers served
Better support resulting from strategic distribution of resources worldwide
Credence Confidential

Summary of Benefits
The combined company will have
–
The scale
required to serve the large customer base in the consumer,
computing, automotive, and wireless market segments
–
The financial strength
to invest in future technologies
–
Product coverage
that has the critical mass and is production proven
across millions of devices.
–
Asia Presence
where the combined company’s customers will have ready
access to over 4,000 installed testers across OSATs, Fabless and IDM companies.
Credence Confidential

A reliable, financially strong test partner with the scale and portfolio to comprehensively address our customers’ test
needs

What it Means for Credence Employees

Credence Confidential

Combined Company Profile
Headquarters – Milpitas, California
LTX main office in Norwood, MA will be an important R&D location, in coordination with existing Credence offices worldwide
CEO – David Tacelli CFO – Mark Gallenberger
As a recommendation from Lavi and Casey, Lavi will transition to
Executive Chairman and work with Dave on the successful integration of the two companies
Casey Eichler will continue after the deal closes for a 6 months transition period

Credence Confidential

Comparing Each Company’s Business
CREDENCE OVERVIEW
Founded: 1978
Corporate HQ: Milpitas, CA
Employees: 1086
FY’08 Q2 results:
– Sales: $68.2 million
– Net income/(loss): ($18.9M)
80% outsourced manufacturing by
end of 2008
Key outsource partners:
Benchmark, Plexus
Strategic customers: AMD, ST
Microelectronics, MediaTek
LTX FACTS
Founded: 1976
Corporate HQ: Norwood, MA
Employees: 454
FY08 Q3 results:
– Sales: $39.3 million
– Net income: $2.2M
100% outsource manufacturing
Key outsource partner: Jabil Circuit
Key customers: Texas Instruments,
STMicroelectronics, Maxim

Credence Confidential

Cultural Focal Points
Credence
Focus on reducing costs
Industry leading technology
An open environment where
everyone has a voice
Committed to deliver the
highest standards of value to
every customer
Core Values: Honesty,
Teamwork and Tenacity
LTX
Lean Operational Model
Passionate about technology
Open door policy
Cross functional, team based
approach
Measure of success: how well
we equip our customers to
prosper
Shared effort & responsibility,
personal accountability &
shared recognition & rewards
How the two companies talk about themselves

Credence Confidential

What Happens Next?
Before the deal can close [3-5 months]
– Requires shareholder approval of both companies
– Review and approval of the US Government, Department of Justice to insure no anti-trust issues
For most of us, nothing changes until the deal closes
– Compete as usual
– Behind the scenes
Combined roadmap will be developed
Leadership of new company will be determined leveraging combined strengths
Synergies to ensure optimized infrastructure and healthy bottom line will be identified
All of the above will be communicated after close

Credence Confidential 18 Process and Communications Creating an integration team with counterparts in both companies Communication Avenues – Regular Blog updates – Periodic all hands meetings

Credence Confidential

Stock Exchange Program Stays Intact: Update
Timeline: Program to launch next week
Tender offer to eligible employees target date - June 27
Offer to exchange closes on July 28
New grants issued on July 31
Program Highlights Reminder:
Voluntary Exchange of Options for Options on a neutral value basis
Minimum option price to participate determined by the 52 week prior to exchange date closing high, currently for options priced at $3.96 and above
Vesting of new grants over 2 to 4 years
Excludes executive officers and directors
Details will be posted on the HR Website

Summary
We believe the merger is an exciting next step for our employees, our customers, our shareholders, and our business
Maximizes our ability to grow the top-line
True merger of equals
– Complementary technologies
– Complementary customer base
– Complementary employee cultures
Some of you may be involved in activities needed to close the deal.  Please do everything you can to help with these initiatives as they will be important to completing the transaction and
ensuring the success of the combined company moving forward
Credence Confidential

Additional Information
LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and
LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy
Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy
Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy
Statement/Prospectus carefully when they are available.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.
In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at
mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at
brenda_ropoulos@credence.com, or 408-635-4309.
LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC.
As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock.  Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10,
2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC.  As of June 16,
2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock.  In connection with the transaction Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated
March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation.
A more complete description will be available in the Registration Statement and the Joint Proxy
Statement/Prospectus.

Forward Looking Statements
Statements in this presentation regarding the proposed transaction between LTX and Credence, including the benefits and synergies of the transaction, such as the economies of scale, the complementary portfolios and the operational efficiencies, the combined company’s scale, financial strength, product portfolio and impressive presence in Asia and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Any statements that are not statements of historical fact
(including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,”
“would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipates synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the year ended July 31, 2007 and
Credence’s Annual Report on Form 10-K for the year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.